Gregory P. Rodgers Direct Dial: 212-906-2918 greg.rodgers@lw.com July 15, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

CONFIDENTIAL

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Suellentrop and James Lopez

FOIA Confidential Treatment Request Under 17 C.F.R §200.83

Re:	Medpace Holdings, Inc.
Form S-1 (File No. 333-212236)

Ladies and Gentlemen:

Reference is made to the telephonic discussion on June 21, 2016 among representatives of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, Medpace Holdings, Inc. (the “Company”) and Latham & Watkins regarding the Company’s testing the waters materials provided to the Staff supplementally on June 14, 2016. In response to the Staff’s question regarding slide 8, the Company confirms to the Staff that the information on slide 8 conforms to the information in Figure 7 on page 12 of the Citeline Pharma R&D Annual Review 2016 source (the “Citeline Source”), other than the omission of the information for the Biotechnology and Reformulations categories. The Company notes that this information was omitted from slide 8 because the categories Biotechnology and Reformulations are not therapeutic areas, but rather are broader categories that could include drugs under development across different therapeutic areas. *. Therefore, the Company omitted this information from slide 8 since it would not be meaningful to an investor given the Company’s focus on its core therapeutic areas. The Company intends to update its disclosure on slide 8 and has updated its disclosure in the Registration Statement to note that its core therapeutic expertise covers the therapeutic areas where a majority of all drugs are currently in development, rather than over 70%.

July 15, 2016

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Dr. August J. Troendle, President and Chief Executive Officer, Medpace Holdings, Inc., 5375 Medpace Way, Cincinnati, Ohio 45227, telephone (513) 579-9911, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (212) 906-2918. Thank you for your assistance.

[Signature Page Follows]

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MEDPACE HOLDINGS, INC.

July 15, 2016

Very truly yours,

/s/ Gregory P. Rodgers

Gregory P. Rodgers, of LATHAM & WATKINS LLP

Enclosures

cc:
Dr. August J. Troendle, Medpace Holdings, Inc.
Jesse J. Geiger, Medpace Holdings, Inc.
Stephen P. Ewald, Esq., Medpace Holdings, Inc.
Howard A. Sobel, Esq., Latham & Watkins LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY MEDPACE HOLDINGS, INC.